Exhibit 99.5
Dear Shareholder,
As a Sun Life Financial Inc. (“Sun Life Financial”) Share Ownership Account participant, Canadian securities regulations allow you to decide annually if you wish to receive the Annual Report, containing the annual financial statements and management’s discussion and analysis. Accordingly, Sun Life Financial sent the 2005 Annual Report only to those shareholders who requested it on last year’s proxy form.
I.	If you did not receive the 2005 Annual Report in this year’s proxy package, it is because you did not request one by checking the appropriate box on last year’s proxy form. The 2005 Annual Report is available to you at: www.sunlife.com OR www.sedar.com.

II.	Future Receipt of Annual Reports
Offering you the option to receive Sun Life Financial’s Annual Report is not only a sound environmental choice, but also reduces costs by sending this document only to shareholders who want it. Sun Life Financial’s 2006 Annual Report will be mailed to you next year ONLY if you check the appropriate box on the proxy form in this year’s package, or otherwise request it in writing.

III.	Electronic Delivery of Documents
Alternatively, Sun Life Financial is pleased to make annual meeting materials available to you electronically. However, you must consent to this service in writing. For your convenience, you may provide your consent by completing the Electronic Delivery of Documents section of your proxy form and returning it in the envelope provided. For the next annual mailing, you will receive an e-mail notifying you that the materials are available and providing you with instructions to vote your shares. We encourage you to take advantage of this service as another sound environmental option.
Ultimately, the choice is yours. If you DO NOT wish to receive the Annual Report, no further action is required. You will continue to receive the Notice of Annual Meeting, Management Information Circular and proxy form so that you can vote your shares.
If you require further information, you may contact our transfer agent. Their contact information can be found in the Management Information Circular or Annual Report.
Thank you for investing in Sun Life Financial.

Dear Shareholder,
As a Sun Life Financial Inc. (“Sun Life Financial of Canada”) Share Ownership Account participant, Canadian securities regulations allow you to decide annually if you wish to receive the Annual Report, containing the annual financial statements and management’s discussion and analysis. Accordingly, Sun Life Financial of Canada sent the 2005 Annual Report only to those shareholders who requested it on last year’s proxy form.
I.	If you did not receive the 2005 Annual Report in this year’s proxy package, it is because you did not request one by checking the appropriate box on last year’s proxy form. The 2005 Annual Report is available to you at: www.sunlifeofcanada.com OR www.sedar.com.

II.	Future Receipt of Annual Reports
Offering you the option to receive Sun Life Financial of Canada’s Annual Report is not only a sound environmental choice, but also reduces costs by sending this document only to shareholders who want it. Sun Life Financial of Canada’s 2006 Annual Report will be mailed to you next year ONLY if you check the appropriate box on the proxy form in this year’s package, or otherwise request it in writing.

III.	Electronic Delivery of Documents
Alternatively, Sun Life Financial of Canada is pleased to make annual meeting materials available to you electronically. However, you must consent to this service in writing. For your convenience, you may provide your consent by completing the Electronic Delivery of Documents section of your proxy form and returning it in the envelope provided. For the next annual mailing, you will receive an e-mail notifying you that the materials are available and providing you with instructions to vote your shares. We encourage you to take advantage of this service as another sound environmental option.
Ultimately, the choice is yours. If you DO NOT wish to receive the Annual Report, no further action is required. You will continue to receive the Notice of Annual Meeting, Management Information Circular and proxy form so that you can vote your shares.
If you require further information, you may contact our transfer agent Capita IRG Plc:

Address:	Bourne House	Telephone:	Within the UK:
	34 Beckenham Road		0845 602 1587
	Beckenham, Kent		Outside the UK:
	United Kingdom BR3 4TU		+44 20 8639 2064
Thank you for investing in Sun Life Financial of Canada.

Dear Shareholder,
As a non-registered shareholder of Sun Life Financial Inc. (“Sun Life Financial”), Canadian securities regulations allow you to decide annually if you wish to receive the Annual Report, containing the annual financial statements and management’s discussion and analysis. Accordingly, Sun Life Financial sent the 2005 Annual Report only to those shareholders who requested it on last year’s voting instruction form.
I.	If you did not receive the 2005 Annual Report in this year’s proxy package, it is because you did not request one by checking the appropriate box on last year’s voting instruction form. The 2005 Annual Report is available to you at: www.sunlife.com OR www.sedar.com.

II.	Future Receipt of Annual Reports
Offering you the option to receive Sun Life Financial’s Annual Report is not only a sound environmental choice, but also reduces costs by sending this document only to shareholders who want it. Sun Life Financial’s 2006 Annual Report will be mailed to you next year ONLY if you check the appropriate box on the voting instruction form in this year’s package, or otherwise request it in writing.

III.	Electronic Delivery of Documents
Alternatively, Sun Life Financial is pleased to make annual meeting materials available to you electronically. However, you must consent to this service in writing. Please contact your broker to arrange this or for more information. If you do provide your consent for electronic delivery, then for the next annual mailing, you will receive an e-mail notifying you that the materials are available and providing you with instructions to vote your shares. We encourage you to take advantage of this service as another sound environmental option.
Ultimately, the choice is yours. If you DO NOT wish to receive the Annual Report, no further action is required. You will continue to receive the Notice of Annual Meeting, Management Information Circular and voting instruction form so that you can vote your shares.
Thank you for investing in Sun Life Financial.